Sept. 5, 2011

Pamela Long

Assistant Director

Sherry Haywood

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Bookmerge Technology, Inc.

Amendment No. 4 to Current Report on Form 8-K

Filed August 11, 2011

Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010

Filed October 28, 2010

Amendment No. 1 to Quarterly Report on Form 10-Q

for the Period Ended March 31, 2011

Filed April 22, 2011

Quarterly Report on Form 10-Q for the Period Ended September 30, 2010

Filed November 12, 2010

File No. 333-152837

Dear Ms. Long;

Below are our responses to your comment letter of August 26, 2011.

Amendment No. 4 to Form 8-K

Management Discussion and Analysis, page 15

Results of Operations, page 18

1. We note your response to comment four of our letter dated July 1, 2011, however the changes made to your filing do not fully address the matters raised in our prior comment. Please expand your discussion of your results of operations to discuss the material changes in your results of operations for all of the same periods as those periods presented in your audited and unaudited financial statements. Your current disclosures only address the unaudited six month period ended December 31, 2010 compared to the unaudited six month period ended December 31, 2009. See comment below that indicates which audited and unaudited financial statements should be included in your  filing. Please also revise to explain the reasons for material changes in your results of operations. For example, it is unclear why your occupancy costs, legal fees, and cost of sales for feedstock and labor have all increased by the amounts indicated in your amended disclosures.

Results of Operations expanded as follows:

For the six month period ended December 31, 2010, our revenue was $38,370 compared to $27,181 for the six month period ended Dec. 31, 2009. We have reported a net loss of $218,353 for the six month period ended December 31, 2010 compared to a net loss of $179,030 for the six month period ended Dec. 31, 2009.

The Consolidated Statement of Cash Flows for December 31, 2009 and 2010, respectively reflects an increase of net loss of $39,323 from 2009 to 2010 reflecting additional loss of income as a primary result of extremely poor economics during the recessionary period, diesel fuel prices at approximately $2.30/gallon, (both of which severely decreased demand for biodiesel) during the first seven months of 2010, loss of the $1.00/gallon biodiesel tax credit/rebate (which was re-instated January 1, 2011). All of these factors resulted in a significant reduction in the ability of the Company to produce and sell biodiesel for a profit during the first half of 2010. The Company is also finalizing the RFSII EPA Registration of its fuel in order to obtain the EPA RIN Credit, which is sold on the open market to municipalities and business that do not comply with EPA regulations at a current value of $1.97 per gallon of biodiesel sold to end users. Furthermore, as economic confidence is returning to the general public, diesel fuel prices are up to $4.59/gallon and re-instatement of the biodiesel Tax credit/rebate which was retroactively applied to 2010, interest in biodiesel and economic viability has become more promising.

The increase in revenue for the six month period ending December 2010 of 41.16% over the same period December 2009 was due to rising diesel fuels prices and the general public perception of a better economic environment from the recent Recession which spurred greater demand and interest for then cost-competitive biodiesel and therefore, the Company increased sales of fuel. The increase of the net loss increase of $39,323 in December 2010 as compared to December 2009 was due to an increase in the costs of sales for feedstock and labor ($33,661 and legal fees ($11,716). Otherwise, the Company increased sales and feedstock costs produced similar results from December 2009.

Our independent registered public accounting firm has expressed a going concern opinion which raises substantial doubts about the Issuers ability to continue as a going concern. .  Due to the limited nature of the Company’s operations to date, the Company does not believe that past performance is any indication of future performance.  The impact on the Company’s revenue’s of recognized trends and uncertain t ies in our market will not be recognized until such time as the Company has had sufficient operations to provide a baseline.

2. We note your respond to comment five of our letter dated July 1, 2011. Although you have enhanced your liquidity and capital resources disclosures somewhat, the amounts presented do not agree to your audited financial statements. For example, you disclose that your stockholders equity was $430,941 as of June 30, 2009, however this amount is not consistent with the amount presented on page 44 of your audited financial statements.  Please revise your MD&A disclosures provide a substantive discussion of material  changes in operating, investing and financing cash flows between all of the financial statement periods presented, including interim periods. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please also ensure that your discussion addresses changes between comparable periods. For example, your balance sheet discussion should compare the period ended December 31, 2010 to December 31, 2009.

Revised and expanded as follows:

At December 31, 2010 we had $52,505 in current assets compared to $82,405 at June 30, 2010. Current liabilities at December 31, 2010 totaled $232,067 compared to $236,911 at June 30, 2010.

The Consolidated Balance Sheet ending June 30, 2009 and December 31, 2010 reflect a decrease in stockholder equity from $430,941 to $448,519 based on several factors. The decrease in Inventory was a result of increased sales of the June 2010 inventory and use of funds in the labor and Refinery modifications, resulting in a net loss of $29,900 to Current Assets. Current liabilities also increased by: Accounts Payable for the increase purchase of feedstock and supplies for increased Refinery capacity, but was offset by a reduction of credit owed to banks by settlement negotiations of most credit card debt into a long term payoff of a line of credit (5 years) and a reduction of deferred rent due to payment of past due rent and all but one payment for completion of the Long Tern Debt for the forklift lease that the company now owns.  The Consolidated Balance Sheet also reflects the additional investment capital of $220,827 for restricted shares of common stock in December 31 over June 30 which increased the outstanding shares of stock from 80,000,000 in June to 96,641,000 at a par value of $.001 as a direct result of the reverse merger of Extreme Green Technologies, Inc. dba Extreme Biodiesel into BookMerge Technology, Inc. as a public market company.  The net result was an increase of stockholder equity of $17,578 from June 30 to December 31, 2010.

The Consolidated Statement of Operations for the six months and three months comparisons for the audited and unaudited years 2009 and 2010, respectively, detail the increase in six months Net Loss in 2010 over 2009 of $39,323. The Revenues increased $18,521 primarily in the 3 months ending December 31, 2010 and increasing the 6 month revenues ending that same period, versus the same periods in 2009 due to rising diesel fuels prices and the general public perception of a better economic environment from the recent Recession which spurred greater demand and interest for then cost-competitive biodiesel. The Costs of Sales substantially increased due to the addition on labor during the last 6 months ending December 31, 2010 to process the additional fuel demand and the increased customer interest in biodiesel processors to combat those fuel prices. Advertising and marketing expenses were increase $4,428 in the last six months ending December 31, 2010 over 2009 in order to address increased potential customer interest in biodiesel processors. Occupancy costs from past rent due from 2009 paid in the last 6 months of 2010 also increased General and Administrative expenses, as well as increased Legal fees for SEC compliance to complete the reverse merger of Extreme Green Technologies, Inc. into BookMerge Technology, Inc. to become “Extreme Biodiesel”, resulted into the increase of the net loss to Income of an additional $111,221 in December 2010 over the same period in 2009. Consulting Fees to independent contractors for 6 months ending December 31, 2010 were reduced $30,000 from 2009 due to the Refinery completion early in 2010 and additional hired employees with mechanical expertise was utilized to finalize modifications for increased production capacity and maintenance. Due to the above detailed expenses, the Company increased the Loss of Income in the loss of $218,353 in the 6 months ending December 31, 2010 over the same 6 months period ending December 31, 2009 of $179,030, which is also reflected in the Consolidated Statement of Stockholders Equity.

The Consolidated Statement of Cash Flows for December 31, 2009 and 2010, respectively reflects an increase of net loss of $39,323 from 2009 to 2010 reflecting additional loss of income as a primary result of extremely poor economics during the recessionary period, diesel fuel prices at approximately $2.30/gallon, (both of which severely decreased demand for biodiesel) during the first seven months of 2010, loss of the $1.00/gallon biodiesel tax credit/rebate (which was re-instated January 1, 2011). All of these factors resulted in a significant reduction in the ability of the Company to produce and sell biodiesel for a profit during the first half of 2010. The Company is also finalizing the RFSII EPA Registration of its fuel in order to obtain the EPA RIN Credit, which is sold on the open market to municipalities and business that do not comply with EPA regulations at a current value of $1.97 per gallon of biodiesel sold to end users. Furthermore, as economic confidence is returning to the general public, diesel fuel prices are up to $4.59/gallon and re-instatement of the biodiesel Tax credit/rebate which was retroactively applied to 2010, interest in biodiesel and economic viability has become more promising.

As a result of the foregoing and addition to the fact that sales are increasing and interest becoming more viable as we climb out of the ripple effect of the Recession the Company has limited liquidity and will require additional investment capital. We have been contacted by investment capital firms and individuals for the sale of restricted stock and/or loan to the company to purchase additional feedstock, marketing and operations. This investment capital is anticipated to be needed for the next six months to ramp up production and sales. In the event the Company is unable to acquire additional capital, the Company may cease to do business as a going concern. However, the Company is in a better position now to grow organically with the completed refinery, return of the Tax Credit Rebate and pending RINS credit from the EPA.

Executive Compensation, page 20

3. Please either file Messrs. Carter’s and Spadafore’s employment agreements with your next Exchange Act filing (i.e., 10-K, 10-Q or 8-K) or, if you have already filed these agreements as exhibits to an Exchange Act filing, please tell us the date and type of the filing and the exhibit numbers of the agreements.

Filed as Exhibits.

Item 9.01 – Financial Statements, page 23

Extreme Green Technologies, Inc. Audited Financial Statements for the Year Ended December 31, 2010, page 23

General

4. Although our comments below are written with reference to your audited financial statements for the year ended December 31, 2010, please revise all of the financial statements included in this filing to address these comments as well.

All financial statements in this filing reflect the comments.

5. We note your response to comment seven of our letter dated July 1, 2011. We do not understand your statement that you are assuming the reverse merger was completed in 2011. Please address how you arrived at this conclusion. Your disclosures on page 2 indicate that the share exchange agreement was concluded on November 29, 2010. Therefore, we would have expected the audited financial statements of the accounting acquirer for the two most recently completed fiscal years prior to the reverse merger transaction to have been December 31, 2009 and 2008. As necessary, please refer to Items 2.01 and 9.01 of Form 8-K and revise your Form 8-K/A to ensure that it includes the following financial statements:

•

Audited financial statements of the accounting acquirer (operating company) for the two most recently completed fiscal years prior to the reverse merger transaction;

Note 1 to the December 31, 2010 financial statements refers to the reverse acquisition being effected in November 2010.  Accordingly, the two most recent audited prior years are now presented, i.e. 2009 and 2008.  These have been amended to include comments applicable to the 2010 statements.

•

Unaudited interim financial statements of the accounting acquirer (operating company) for any interim period and the comparable prior year period prior to the reverse merger transaction; and

A request has been made to the S.E.C. Chief Accountant for relief from the requirement for unaudited interim financial information of the accounting acquirer for interim periods prior to the reverse merger transaction, and comparable prior year periods, i.e. 3 month, 6 month and 9 month interim periods of 2010. A response is pending.

•

Pro forma information depicting the effects of the reverse merger as of the most recent balance sheet date prior to the reverse merger transaction.

Pro forma information depicting the effects of the reverse merger as of the most recent balance sheet date prior to the reverse merger transaction, i.e. December 1, 2009.

6. We note your response to comment eight of our letter dated July 1, 2011. You indicated that your 4.01 Form 8-K was filed contemporaneously with this response. However, it is still not clear where you have filed this 4.01 Form 8-K. As previously requested, please immediately file your Item 4.01 Form 8-K regarding changes in your certifying accountant.

Filed herewith.

7. We note your response to comment nine of our letter dated July 1, 2011. We also note that you have provided audited financial statements as of June 30, 2010 and for the three and six months ended June 30, 2010. While providing these financial statements fulfills some of your transition reporting requirements, your transition report should also include all of the other information that would normally be included in a Form 10-K. If you choose to provide the required transition reporting with this Form 8-K/A, please amend this Form 8-K/A to also provide all of the information for the operating company that would normally be included in a Form 10-K including, but not limited to, risk factors and MD&A. Please immediately file this transition report and in doing so, address the matters noted in comments 18 and 19 of our letter dated April 8, 2011.

Risk Factors and MD & A have been included herein.

Consolidated Statement of Stockholders’ Equity, page 27

8. We note your response to comment 11 of our letter dated July 1, 2011. You have revised your financial statements so that they do not represent a developmental stage enterprise. However, you continue to show the inception date of February 28, 2008 within the heading on your statements of stockholders’ equity and as well as the beginning of your statements of stockholders’ equity on pages 46, 58 & 71. Please revise or advise.

Statements have been updated accordingly.

9. We note your response to comment 12 of our letter dated July 1, 2011. Your statement of stockholders’ equity now indicates that 54,689,000 shares were issued pursuant to plan of reorganization. However, on page two of your Form 8-K/A, you disclose that you will issue 15,655,500 shares of Book Merge to complete the exchange, and as a result the total shares issued and outstanding of Book Merge will increase to 95,746,000. Please explain the difference in shares issued for the plan of reorganization or revise to correct these apparent inconsistencies.

Revised to correct the inconsistency.

Consolidated Statement of Cash Flows, page 28

10. Please revise your statement of cash flows to move your non cash investing and financing activities below your supplemental disclosure of cash flow information section. Your non cash investing and financing activities should not have an impact on your overall cash flows. Please revise your statement of cash flows here and elsewhere in the document, accordingly.

Statement of cash flows revised accordingly, and in other statements submitted.

Summary of Significant Accounting Policies, page 29

Notes Receivables, page 32

11. We note your response to comment 17 of our letter dated July 1, 2011. As previously requested, please revise your disclosure to include a similar disclosure to the information included in your supplemental response.

A similar disclosure has been included in the supplemental response.

Accounting Errors, page 35

12. Under the caption “Flows from investing activities to cash flows from financing activities,” you indicate that stock issued for services of $30,000 in 2009 was recategorized from cash flows from operating activities to cash flows from financing activities. Please revise this note to state that stock issues for services is a non-cash transaction that was re-categorized to non cash investing and financing activities.

As noted in item 10, this non cash activity was made an adjustment to net loss under operating activities.  The note now states it was re-categorized under operations as an adjustment for non cash Investing and Financing Activities (2009).

Extreme Green Technologies Inc. Pro Forma Financial Statements, page 38

General

13. Please revise your pro forma financial information to include pro information financial information for the year ended June 30, 2010 and the interim period ended September 30, 2010. Refer to Rule 8-05(b)(1) of Regulation S-X.

Pro forma information for the interim period September 30, 2010 has been added.

Extreme Green Technologies Inc. Audited Financial Statements for the Six Months Ended June 30, 2010

Balance Sheet, page 44

14. Since your audit opinion does not cover the period ended June 30, 2009, please revise your financial statements and any corresponding footnotes to indicate that period is unaudited.

The financial statements have been revised to indicate that the period ended June 30, 2009 is unaudited.  A note has been added to that effect as the second paragraph of the notes.  The notes contain no comparative numbers for that period.

15. We note that your presentation of the stockholder’ equity section as of June 30, 2010 per this balance sheet and on page 69 is not the same as the presentation on page 56.

Furthermore, we note that you June 30, 2010 balance sheet on page 56 is labeled as restated, however, there is no footnote to describe the nature of the restatements nor how they arose. Please revise your financial statements and footnotes where necessary to ensure that the amounts presented are consistent throughout your filing. Please also revise your financial statement footnotes to describe the restatement of your June 30, 2010 balance sheet and provide disclosures as necessary to comply with ASC 250-10-45-23 and 250-10-50-7.

The nature of the restatements has been explained in a note.  The statement of equity was revised to match the balance sheet.

Statements of Operations, page 45

16. Please revise to correct your column headings. Your current presentation has two columns labeled “for the three months ended June 30, 2010” and two columns labeled “for the six months ended June 30, 2009”.

Transcription errors in column headings were corrected and explained in a note.

Exhibit Index, page 45

17. We note your response to comment 20 of our letter dated July 1, 2011. We reissue this comment. Notwithstanding your response, your filing still does not include the required exhibits. As previously requested, please revise your exhibit index to include all of the exhibits that would be required by Item 601 of Regulation S-K in connection with the filing of a Form 10 registration statement (e.g., articles of incorporation, by-laws, material agreements, list of subsidiaries, etc.). Please refer to the instructions to the exhibit table in Item 601 of Regulation S-K.

Additional exhibits added or referenced.

Statement of Stockholders’ Equity, page 46

18. Please revise to ensure that you identify the unaudited periods presented in these financial statements.

The statement of equity was audited from the first line presented as part of the audit of (original) Extreme Green Technologies for the years ended December 31, 2008 and 2009.  The periods presented match the periods audited.

Notes to the Financial Statements, page 48

General

19. Please revise your financial statement footnotes throughout to ensure that all periods presented in the footnotes are consistent with the periods presented in the financial statements. For example, your disclosures about the fair value of assets and liabilities measured at fair value on a recurring basis are presented as of December 31, 2009 but the corresponding financial statements are for the period as of June 30, 2010 and for the three and six months then ended. Please also ensure that your financial statement footnotes clearly differentiate between the audited and unaudited periods presented.

Statements and footnotes revised accordingly.

Note 7. Subsequent Events, page 55

20. Please revise your footnote to correct any typographical errors as necessary. It is unclear how events subsequent to June 30, 2011 could have been evaluated through May 31, 2011.

Footnote revised accordingly.

Form 10-K for the Period Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Results of Operations

21. We note your response to comment 21 of our letter dated July 1, 2011. You indicate that the Form 10-K/A is being filed contemporaneously with this response. It appears that no Form 10-K/A has yet been filed. Please tell us when you intend to file this Form 10-K/A and provide us supplementally with the enhanced disclosures you intend to include in the forthcoming Form 10-K/A.

Form 10K/A filed.   The Company has minimal knowledge of these events as they occurred under previous management. All of our current filings are answering all the future questions regarding 1 year after the 6/30/2010 10K filing. We've gone to extraordinary measures to detail what we are doing, the money, et. since 11/2010 to present. As to the past loan and stock issuance, we have no documents or information on those subjects and have never heard from anyone about them.

22. We note your response 41 in your June 20, 2011 letter to comments 44 and 45 of our February 22, 2011 comment letter. As you have previously undertaken to do, please file an amendment to your June 30, 2010 Form 10-K in response to these comments.

Form 10K/A filed.   The Company has minimal knowledge of these events as they occurred under previous management. All of our current filings are answering all the future questions regarding 1 year after the 6/30/2010 10K filing. We've gone to extraordinary measures to detail what we are doing, the money, et. since 11/2010 to present. As to the past loan and stock issuance, we have no documents or information on those subjects and have never heard from anyone about them.

 The Envirotek loan for $95,000 is subject to a ‘subjective acceleration clause’ in that the maturity dates of the notes would be enforced upon Envirotek’s resurrection.  In view of the recurring losses of the Company, this would place the loan as a current liability.  However the possibility of Envirotek’s revival is considered remote, and under ASC 470-1-45-2, was not considered a current liability.  Envirotek currently has no presence, and their officers have vanished.  We have learned that Envirotek’s management is under investigation for fraud.  We do not expect a resumption of communication with that firm.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2011

General

23. Please address the above comments in your interim filings as well.

Comments noted and addressed in interim filings.

Statement of Operations, page 4

24. We note your response to comment 23 of our letter dated July 1, 2011. Given that you have revised your statement of operations for the three months ended March 31, 2011, please help us understand what the revisions relate to. Please amend your Form 10-Q/A for the period ended March 31, 2011 to provide the following:

•

Include a prominent restatement footnote in the financial statements that describes the restatement of statement of operations;

•

Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7;

•

File an Item 4.02 Form 8-K;

•

Label the appropriate columns on your financial statements as restated;

•

Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

•

Update Item 4. Disclosures to include the following:

•

a discussion of the restatement and the facts and circumstances surrounding it,

•

how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•

changes to internal controls over financial reporting, and

•

anticipated changes to disclosure controls and procedures and/or internal controls

•

over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K; and

•

Include all updated certifications.

The affected column on the income statement has been labeled “Restated”.  The MD&A, selected financial information and quarterly financial data have been updated.   Item 4 disclosures have been updated accordingly. Updated certifications have been included.

Notes to Consolidated Financial Statements, page 7

 Organization and Nature of Operations, page 7

25. Please tell us the date on which Bookmerge Technologies changed its name to Extreme Green Technologies and disclose this date in future filings.

The name has not yet changed. The Company will be changing its name to Extreme Biodiesel, Inc.  This will be reported in future filings.

Forward-Looking Statements, page 14

26. We note disclosure that certain statements are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please either explain to us why you believe you are eligible to rely on these safe harbors or omit them from future filings.

Omitted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

27. You indicate that you incurred a net loss of approximately $560,297 for the three months ended March 31, 2011. Please revise this disclosure to be consistent with your statement of operations on page 4. Please also expand your discussion of your results of operations to discuss the material changes in your results of operations for the periods presented. Please also revise to discuss the reason for the significant change in your gross profit for the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

Revised for consistency and also the following additional disclosure has been added:

Item 4. Controls and Procedures, page 16

28. We note your statement that your chief executive officer and your chief financial officer “concluded that our disclosure controls and procedures were effective in providing reasonable assurance in the reliability of our corporate reporting as of the end of the period covered by this Quarterly Report.” You have impermissibly qualified your effectiveness conclusion. Under the applicable rules and interpretations you are required to evaluate whether your disclosure controls and procedures are effective, not whether they are effective to the extent that you have qualified them (i.e., “in providing . . . .”).  Please confirm to us that your disclosure controls and procedures are effective, and in future filings please state that your disclosure controls and procedures are effective or ineffective, without adding qualifications. In addition, please tell us how you remediated the material weaknesses discussed in your Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2010, and why you did not disclose pursuant to Item 308(c) the changes you made in remediation.

Effectiveness of Controls clarified and addition of accounting professionals added along with disclosure in the Dec. 31, 2010 10Q.

Form 10-Q for the Quarterly Period Ended September 30, 2010

General

29. We note your response 44 in your June 20, 2011 letter to comments 47 and 48 of our letter dated February 22, 2011. We reissue these comments. As you have previously undertaken to do, please file an amendment to your quarterly report on Form 10-Q for the quarterly period ended September 30, 2010 in response to these comments.

Sept. 30, 2010 10Q/A filed.

Very truly yours,

/s/ Richard B. Carter

Richard B. Carter, President

BookMerge Technologies, Inc.